Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Sara P. Crovitz
Partner
scrovitz@stradley.com
202.507.6414

January 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Ken Ellington

Re:	Fundrise Income Real Estate Fund, LLC File Nos. 333-259996 and 811-23745

Dear Mr. Ellington:

This letter responds to the comments provided regarding the amended registration statement on Form N-2 by Fundrise Income Real Estate Fund, LLC (the “Fund”) filed via the EDGAR system.  We have summarized each of your comments below, in the order you provided them, and have set forth the Fund’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Fund’s registration statement.

1.	Comment: Please revise the auditor consent from KPMG LLP to reflect an inception date of August 27, 2021 rather than August 17, 2021.

Response: The Fund will include a new auditor consent reflecting an inception date of August 27, 2021 in its next N-2 amendment.

2.	Comment: Please also include the unaudited pro forma financial statements that were filed in the Form N-14 in the Form N-2.

Response: The Fund will include the unaudited pro forma financial statements in its next pre-effective amendment.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Mr. Ken Ellington
U.S. Securities and Exchange Commission
January 31, 2022

3.	Comment: Please incorporate by reference the predecessor fund’s financial statements and include an auditor’s consent in the Form N-2.

Response: The Fund will incorporate by reference the predecessor fund’s financial statements and include an auditor’s consent in its next pre-effective amendment.

4.
Comment: Please confirm that organizational expenses are included in the Other Expenses in the fee table and update the related footnote to include them. Also, please consider including a footnote to the fee table that discusses the Adviser’s voluntary waiver of the reimbursement of the Expenses from the Fund until such time that reimbursing the Adviser for such Expenses would not cause the Fund’s net asset value (“NAV”) to drop below $10 per share, as disclosed in the seed financials.

Response: The Fund confirms that the organizational expenses are already reflected as Other Expenses in the fee table. In addition, the Fund has revised the related footnote to read as follows:

[3]  Other Expenses are based on estimated amounts for the current fiscal year of the Fund. Other Expenses include professional fees, organizational and offering expenses, and other general and administrative expenses. Additionally, Other Expenses include Acquired Fund Fees and Expenses, which are estimated to be less than 0.01% of the average net assets of the Fund. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies and other pooled investment vehicles, including private real estate funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. The Adviser has incurred certain organizational and offering expenses prior to the commencement of operations of the Fund, on behalf of the Fund, and has voluntarily determined to waive the reimbursement of these expenses from the Fund until such time that reimbursing the Adviser for such expenses would not cause the Fund’s net asset value to drop below $10 per share. The Expenses will be subject to reimbursement pursuant to the Investment Management Agreement and the Adviser will be entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment, or reimbursement.

5.
Comment: Further clarify the language about the organizational and offering expenses in the Prospectus and seed financials. Specifically, please reconcile this sentence that is included in the seed financials:

All organizational and offering costs of the Fund paid by the Adviser shall be subject to reimbursement as described in Note 3, Investment Manager Fees and Other Related Party Transactions – Fundrise Advisors, LLC, Adviser.

Mr. Ken Ellington
U.S. Securities and Exchange Commission
January 31, 2022

Response: The Fund has revised the section entitled “Organizational and Offering Costs” in the Prospectus to more completely incorporate language from the seed financials. It now reads as follows:

Organizational and offering costs of the Fund are initially being paid by the Adviser on behalf of the Fund. Organizational costs may include, among other things, the cost of organizing as a Delaware limited liability company, including the cost of legal services and other fees pertaining to the Fund’s organization. These costs are expensed as incurred by the Fund.

Offering costs may include, among other things, legal, printing and other expenses pertaining to this offering. Any offering costs paid by the Adviser prior to commencement of operations will be accounted for as a deferred charge until commencement of operations. Thereafter, these offering costs will be amortized over 12 months on a straight-line basis. Ongoing offering costs will be expensed as incurred.

The Adviser has incurred certain organizational and offering expenses prior to the commencement of operations of the Fund, on behalf of the Fund, and has voluntarily determined to waive the reimbursement of these expenses from the Fund until such time that reimbursing the Adviser for such expenses would not cause the Fund’s net asset value to drop below $10 per share. These expenses will be subject to reimbursement pursuant to the Investment Management Agreement and the Adviser will be entitled to seek reimbursement from the Fund of fees waived or expenses paid or reimbursed to the Fund for a period ending three years after the date of the waiver, payment, or reimbursement.

* * * * * * * *

Please do not hesitate to contact me at (202) 507-6414, or in my absence, Taylor Brody at (215) 564-8071, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Sara Crovitz Sara Crovitz

cc:	Ashley Vroman-Lee Taylor Brody Bjorn Hall

Mr. Ken Ellington
U.S. Securities and Exchange Commission
January 31, 2022

Benjamin Miller Sarah Nania Michelle Mirabal